SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2006
Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B Colonia Centro Sinaloa 80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

This report consists of a press release made by Homex Development Corp. with the Financial Results of Operations for the three months ended March 31, 2006 and 2005. Attached hereto is a copy of the press release dated April 26, 2006.

Homex Reports 71% Growth in Revenue for 1Q 2006

          CULIACAN, Mexico, April 26 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (NYSE: HXM) (BMV: HOMEX) (Homex or the Company) today announced results for the first quarter ended March 31, 2006.(1)

(1)

Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of March 31, 2006, in accordance with Mexican GAAP. The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. The first quarter 2006 financial information is unaudited and is subject to adjustment.

          Highlights

—	Total revenues increased 71.4% in the first quarter of 2006 to Ps.2.3 billion, from Ps.1.3 billion in the first quarter of 2005.

—

The Company sold 8,570 homes during the first quarter, representing an increase of 74.9% over the same period of 2005. Affordable-entry and middle-income unit sales increased 82.5% and 19.1%, respectively, during the quarter.

—	Operating income increased 68.4% in the first quarter of 2006 to Ps.506.7 million, from Ps.300.8 million in the first quarter of 2005. Operating margin was 22.2% in the first quarter of 2006.

—	EBITDA increased 70.2% in the first quarter of 2006 to Ps.515.7 million, from Ps.303.0 million in the first quarter of 2005.

—	Net income increased 32.2% in the first quarter of 2006 to Ps.232.8 million, from Ps.176.1 million in the first quarter of 2005.

          “I am excited about the results we achieved this quarter. Home sales continued robust as we took advantage of the growing availability of mortgages and Homex’s enhanced product offering as well as our ability to switch between mortgage providers to achieve the best possible terms for our clients,” said Gerardo de Nicolas, Chief Executive Officer of Homex. “Both the affordable entry-level and middle-income top line posted double digit growth and we are confident about achieving our goals for the year.”

Financial and Operating Highlights

Thousands of constant pesos as of March 31, 2006,
(unless otherwise indicated)

	1Q06	1Q05	% Chg.

Volume (Homes)	8,570	4,900	74.9%
Revenues	$2,282,438	$1,331,468	71.4%
Gross Profit	$712,121	$422,997	68.4%
Operating Income	$506,701	$300,845	68.4%
Net Interest Expense	$99,385	$29,918	232.2%
Net Income	$232,758	$176,109	32.2%
EBITDA (a)	$515,712	$303,005	70.2%
Gross Margin	31.2%	31.8%
Operating Margin	22.2%	22.6%
EBITDA Margin	22.6%	22.8%
Earnings per share	0.68	0.55
Weighted avge. shares outstanding (MM)	335.9	313.9
Accounts receivable (as a % of sales)	50.7%	67.9%
Accounts receivable (days) period-end	183	229
Avge. accounts receivable (days)	176	163
Inventory turnover (days) period-end	271	247
Inventory (w/o land) turnover (days) period-end	92	91
Avge. inventory (w/o land) turnover (days)	65	66

(a)

EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense. The following table sets forth a reconciliation of net income to EBITDA for the first quarter 2006 and 2005.

Reconciliation of net income (loss) to EBITDA derived
from our Mexican GAAP financial information

(Thousands of constant pesos as of March 31, 2006)

	Three months ended March 31,

	2006	2005

Net Income (loss)	$232,758	$176,109
Depreciation	9,011	2,160
Net Comprehensive Financing Cost	174,984	43,500
Income Tax Expense	107,581	83,121
Other Income (expense)	-5,933	-289
Minority Interest	-2,689	-2,174
EBITDA	$515,712	$303,005

          Pro forma Financial and Operating Highlights

          For the convenience of the reader, the Company is including a summary of Pro forma financial highlights that incorporates three months of Beta’s results into 1Q05 figures.

Pro forma Financial and Operating Highlights

Thousands of constant pesos as of March 31, 2006,
(unless otherwise indicated)

	1Q06	1Q05	% Chg.

Volume (Homes)	8,570	7,428	15.4%
Revenues	$2,282,438	$1,889,715	20.8%
Gross Profit	$712,121	$581,644	22.4%
Operating Income	$506,701	$404,141	25.4%
Net Interest Expense	$99,385	$77,166	28.8%
Net Income	$232,758	$196,155	18.7%
EBITDA	$515,712	$414,013	24.6%
Gross Margin	31.2%	30.8%
Operating Margin	22.2%	21.4%
EBITDA Margin	22.6%	21.9%

          All pro forma financial information is unaudited and for the three-month period comparison may not be indicative of the results of operations that actually would have been achieved had Homex acquired Beta at the beginning of the period presented, and do not purport to be indicative of future results.

          Operating Results

          Homex’s reported financial results includes the consolidated financial results of Controladora Casas Beta, S.A. de C.V. (Beta) starting from the date of the acquisition of Beta effective July 1, 2005.  The Company’s period-to- period financial results are not directly comparable as a result of the inclusion of Beta’s results of operations.

          Homex operated in 26 cities and 17 states across Mexico as of March 31, 2006.

          Sales volumes for the three-month period ended March 31, 2006, totaled 8,570 homes, a 74.9% increase from the same period during the previous year. This was primarily driven by an 82.5% increase in affordable entry-level volumes, from 4,309 in first quarter 2005 to 7,866 in first quarter 2006, which incorporates units sold by Beta. The middle-income segment contributed sales of 704 homes in the quarter, representing a 19.1% increase over the 591 homes in the same period of the prior year. Increased availability of financing contributed to the higher sales of affordable entry-level homes.

          The Company segmented its products according to the following price ranges:

Current Price Range by Segment

Thousands of pesos	Low	High

Affordable-entry	$173	$399
Middle-income	$400	$1,800

          The average price during the first quarter for all homes sold was Ps.297 thousand. The average price for affordable entry-level houses increased by 1.7% to Ps.234 thousand in the first quarter of 2006, from Ps.230 thousand in the comparable period of 2005. The average sales price for middle-income homes in the first quarter of 2006 was Ps.582 thousand, a 6.2% increase over the average in the first quarter of 2005, as a consequence of a product mix in homes sold.

Average Price
Thousands of pesos as of March 31, 2006

	1Q06	1Q05	Change 1Q06/1Q05

Average Price
Affordable-entry	$234	$230	1.7%
Middle-income	$582	$548	6.2%
Average price for all homes	$297	$307	-3.6%

          Mortgage financing: During the first quarter of 2006, the Company focused its affordable entry-level operations on the Mexican Workers’ Housing Fund (INFONAVIT), which represented 72.5% of the mortgages granted to Homex’s customers during the quarter consistent when compared to the fourth quarter 2005. The competitive nature of INFONAVIT mortgages and the new products recently launched resulted in an increased participation by INFONAVIT in the mix of mortgages for the Company’s customers during the quarter.

          The Company continued with its extensive training program for its sales force to rapidly identify and utilize the best available mortgage products for their customers. Homex is able to secure financing for its clients from the best source, more quickly and on better terms, by having a broad portfolio of mortgage options. As of March 31, 2006, the Company was securing mortgages from INFONAVIT, the five largest Sofoles and five commercial banks for its middle-income customers.

Mortgage Financing by Segment
Number of Mortgages

Financing Source	1Q 2006	% of Total	1Q 2005	% of Total

INFONAVIT	6,217	72.5%	1,589	32.4%
SHF & Banks	1,460	17.0%	3,193	65.2%
FOVISSSTE	894	10.5%	118	2.4%
Total	8,571	100.0%	4,900	100.0%

          Diversification: During the first quarter of 2006, Homex consolidated its presence in the 26 existing cities and launched four new phases or expansion projects in accordance to its strategy of maintaining a geographically diverse base of projects in medium-size cities, while strengthening its presence in the major metropolitan areas in Mexico.

          Homex is now one of the leading homebuilders in Mexico’s top four markets: Mexico City, Guadalajara, Monterrey and Tijuana, and continues to have a leading position in the additional 22 cities where the Company operates.

          Financial Results

          Revenues increased 71.4% in the first quarter of 2006 to Ps.2,282 million, from Ps.1,331 million in the same period of 2005. This result is primarily due to the 82.5% increase in the number of affordable entry-level homes sold, attributable in part to increased availability of financing to this segment as well as the effects of the Beta acquisition. As a percentage of total revenues, affordable entry-level represented 82.0% in the first quarter of 2006, versus 75.7% in the same period of 2005.

          The 26.5% increase in middle-income revenues in the first quarter of 2006 also contributed to the overall increase in total revenues and was driven in part by improved mortgage products from commercial banks for this segment. Middle-income revenues, as a percentage of total revenues represented 18.0% in the first quarter of 2006, compared to 24.3% in the same period of 2005, partially as a result of the considerable increase in affordable entry-level sales during the first quarter of 2006.

          Gross profit for the quarter increased 68.4% to Ps.712 million, from Ps.423 million in the same quarter of 2005. Homex generated a gross margin of 31.2% in the first quarter of 2006, compared to 31.8% in the same period of last year. This result is mainly due to the addition of Beta to the Company’s results. When compared to the fourth quarter of 2005, gross profit improved from the 30.8% reported.

          Costs, as a percentage of revenues, increased to 68.8% in the first quarter of 2006, from 68.2% in the same period of the previous year, mainly due to the addition of Beta to the Company’s results. When compared to the fourth quarter of 2005, costs as a percentage of revenues improved from the 69.2% reported as the Company started to realize synergies from the integration of Beta, particularly in the ongoing implementation of tighter controls on the procurement and use of materials. In absolute terms, costs increased 72.9% to Ps.1,570 million in the first quarter of 2006, from Ps.908 million in the same quarter of 2005, also as a result of the increase in home sales and the integration of Beta.

          Selling and administrative expenses (SG&A) as a percentage of revenues decreased to 9.0% in the first quarter of 2006, from 9.2% in the same period of 2005. The decrease for the quarter was in spite of the addition of Beta to the Company’s results. In absolute terms, SG&A increased to Ps.205 million, compared to Ps.122 million in the first quarter of 2005.

          Operating income in the first quarter of 2006 increased 68.4% to Ps.507 million compared to Ps.301 million in the same period of 2005. Operating income as a percentage of revenues decreased slightly to 22.2% in the first quarter of 2006 from 22.6% in the same period of 2005. When compared to the fourth quarter of 2005, operating income as a percentage of revenues remained stable.

          Other income in the first quarter 2006 was Ps.6 million compared to other expense of Ps.289 thousand in the first quarter of 2005. Other income in the first quarter of 2006 mainly reflects a one-time recovery of urbanization works in one of our developments.

          Net comprehensive financing cost increased to Ps.175 million in the first quarter of 2006, compared to Ps.44 million in the year ago period. As a percentage of revenues, net comprehensive financing cost was 7.7% in the first quarter of 2006, compared with 3.3% in the same quarter of 2005.

a)

Net interest expense increased to Ps.99 million in the quarter, from Ps.30 million in the same quarter of 2005. The year-over-year increase in net interest expense was driven by an increase in the Company’s debt levels, mainly reflecting borrowings under the credit facility in connection with the acquisition of Beta and the long-term senior notes. See “Liquidity.”

b)	Monetary position loss in the first quarter of 2006 was Ps.24 million, compared to Ps.16 million in the first quarter of 2005.

c)

Foreign exchange loss in the first quarter of 2006 was Ps.51 million,  compared to a foreign exchange gain of Ps.2 million in the first quarter of 2005, derived mainly from the net foreign currency denominated debt exposure and our hedge derivative impacted by the peso appreciation.

          These results reflect a net non-cash accounting charge of Ps.51 million, for the quarter arising out of derivative hedge and underline dollar- denominated unsecured notes issued in September of 2005,

          In this regard, the year-end audited results to be announced in connection with the annual shareholders meeting will also reflect a net non-cash adjustment of approximately Ps.61 million arising out of the same accounting principles.

          Taxes: Income tax expense increased to Ps.108 million in the first quarter of 2006, from Ps.83 million reported in the same period of 2005. The effective tax rate for the first quarter of 2006 was 31.9%.

          Net income for the first quarter of 2006 reached Ps.233 million, representing a 32.2% increase over the Ps.176 million reported in the same period of 2005. Earnings per share for the first quarter were Ps.0.68, as compared to Ps.0.55 in the first quarter of 2005.

Earnings per Share

	1Q06	1Q05	Change 1Q06/1Q05

Earnings per common share (pesos)	0.68	0.55	23.6%
Earnings per ADR (US$)	0.38	0.31	23.6%

          Notes:  Pesos as of March 31, 2006

Estimated using an exchange rate Ps.10.8995 per US$
ADR/Common share ratio: 6
Weighted average number of shares: 335.9 millon

          EBITDA for the first quarter of 2006 rose to Ps.516 million, an increase of 70.2% from Ps.303 million recorded in the first quarter of 2005.

          Land reserve: As of March 31, 2006, Homex’s land reserve was 25.2 million square meters, a figure that includes both the titled land and land in the process to be titled, equivalent to 142,764 homes, of which 113,191 are focused on the affordable entry-level and 29,573 on the middle-income segment. The Company utilized approximately Ps.387 million to buy additional land during the quarter with internally generated cash, financial debt and existing cash on hand. Consistent with Homex’s established land reserve policies, the Company continues to maintain sufficient land reserves for the construction of 2.5 years’ worth of annual sales. In addition, Homex maintained approximately 2.0 years’ worth of additional annual sales in optioned land.

          Liquidity: As a result of changes made to the debt profile that were completed in 2005, the cornerstone of which was the issuance of the Senior Unsecured Notes due 2015, the Company will not face significant debt principal payments over the next three years, having substituted short-term, higher-cost debt with long-term debt at extremely attractive terms. Homex’s average maturity was extended from 2.5 to 8 years. Homex leveraged its strong corporate governance, full SEC registration and NYSE listing to make the first-of-its-kind operation accessing the U.S. fixed income markets in the sector, with attractive terms and better tenor than our Mexican competitors.

          Homex had net debt of Ps.2,064 million as of March 31, 2006. Homex’s total debt to total capitalization ratio had improved to 0.34x while gross interest coverage was 4.4x. Homex funded its cash needs for the first quarter of 2006, including land acquisitions, debt service and working capital requirements through a combination of cash flow from operations, financial debt and existing cash on hand.

          Highlights:

—	Net debt: Ps.2,064 million

—	Net debt to EBITDA ratio: 0.93x

—	Total debt to total capitalization ratio: 0.34x

—	Gross interest cover: 4.4x

          Accounts receivable: Total accounts receivable decreased from Ps.5,469 million reported last December to Ps.5,219 million at the end of the first quarter. As a percentage of sales, Homex reported total receivables of 50.7% of pro forma revenues for the twelve months ended March 31 2006, representing an improvement over the 67.9% reported in the first quarter of 2005, calculated for the twelve months ended March 31, 2005. Compared to the previous quarter, accounts receivables as a percentage of sales also improved from the 55.2% calculated for the twelve months ended December 31, 2005. Having finished the successful integration with Beta, Homex is already showing efficiencies in accounts receivable levels.

          The days in accounts receivable, calculated period-end, were 183 days as of March 31, 2006, an improvement from the 197 days at the end of December 2005. Accounts receivable days using twelve-month average were 176 days, as of March 2006, also an improvement when compared to the 199 days reported in fourth quarter of 2005. The year-over-year increase in the accounts receivable is primarily attributable to the integration of Beta and the higher number of middle-income homes sold during the period, which take longer to construct.

          The integration of Casas Beta: Headcount reductions from overlapping functions were completed during the first quarter of 2006. Additional savings, mainly from corporate marketing expenses and changes in the methodology used to calculate sales commissions, are expected to be fully reflected in results by the end of 2006. The integration of Beta into Homex is already creating important synergies and is expected to result in further increases to efficiency, particularly in the delivery of homes and in the client loan qualification process.

          Business Highlights

          Agreement with IMEVI Allows Purchase of Furnishings

          On February 9, 2006, Homex, having identified the need among its clients to acquire furniture and major appliances for their new homes, announced that it signed an agreement with the Instituto Mexicano para el Equipamiento de la Vivienda (IMEVI), an organization representing local home furnishings and appliance makers. Under the agreement, Homex will be able to offer its clients an innovative financial option at the time of purchase to have their home delivered already furnished. The agreement permits Homex’s clients to fully furnish their home with high-quality furniture and appliances at factory prices and attractive payment terms. Financing will be supplied exclusively by Fondo de Fomento y Garantia para el Consumo de los Trabajadores (FONACOT), a state-owned entity created to facilitate access to consumer financing for low- to middle-income consumers. The Company’s clients will benefit when purchasing their furniture with one of the lowest interest rates and payment options.

          Homex Makes it Easier for Mexicans in the U.S. to Purchase a House in Mexico

          On February 21, 2006, Homex announced that it entered into separate agreements with two real estate brokers with operations in both the United States and Mexico to promote the sale of Homex’s houses. The Company identified a need among Mexican citizens living in the U.S. and other potential markets for a way to purchase a house in Mexico. To address this need, it signed agreements with Inmobiliaria BIESA S.A. de C.V. and CONFI Mexicana S. de R.L.C.V. Homex has experienced increasing demand for housing in Mexico from Mexicans in the U.S. who have relatives in Mexico and are looking to benefit from “Programa Raices,” a program sponsored by the Mexican government. According to the agreements with the real estate brokers, Homex will provide technical support to the brokers, including timely information about its various housing developments, promotional materials, as well as training in the sales methodology used by Homex in Mexico.

          Homex CEO Reaffirms Outlook for 2006

          On March 22, 2006, Homex reaffirmed guidance for 2006. The Company’s CEO, Gerardo de Nicolas, spoke with members of the investment community during a recent Latin America equity conference held in New York. For 2006, Homex expects revenues to rise to approximately Ps.11.8 billion, (expressed in constant pesos as of March 31, 2006), EBITDA margin to be in the range of 23.5% to 24.0% and for the Company to become free cash flow positive after land acquisition as a result of having a full year’s contribution from Beta related synergies. The Company also expects to maintain a net debt to EBITDA ratio in the range of 1.0x to 1.3x.

          About Homex

          Desarrolladora Homex, S.A. de C.V. (NYSE: HXM) (BMV: HOMEX) is a leading vertically integrated home development company focused on affordable entry- level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold and net income.

          For additional corporate information, please visit the Company’s web site at: http://www.homex.com.mx .

          Desarrolladora Homex, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

          Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A. de C.V. for the three-month periods ended March 31, 2006 and 2005, and the Consolidated Balance Sheet of Desarrolladora Homex, S.A. de C.V. as of March 31, 2006 and 2005.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
COMPARISON OF MARCH 31, 2006, WITH MARCH 31, 2005
(Figures in thousands of constant March 31, 2006, pesos)

	Mar-06		Mar-05		Change 06/05

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,542,312	10.7%	390,171	5.0%	295.3%
Accounts receivable, net	5,219,360	36.1%	3,983,222	51.3%	31.0%
Inventories	5,470,535	37.8%	2,983,918	38.4%	83.3%
Other current assets	276,408	1.9%	78,897	1.0%	250.3%
Total current assets	12,508,615	86.5%	7,436,209	95.8%	68.2%
Property and equipment, net	533,465	3.7%	266,751	3.4%	100.0%
Goodwill	1,186,126	8.2%	—	—	—
Other assets	225,767	1.6%	61,209	0.8%	268.8%
TOTAL	$14,453,973	100.0%	$7,764,169	100.0%	86.2%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	215,978	1.5%	1,211,025	15.6%	-82.2%
Accounts payable	2,941,471	20.4%	1,471,049	18.9%	99.9%
Advances from customers	252,034	1.7%	205,668	2.6%	22.5%
Taxes payable	84,385	0.6%	41,028	0.5%	105.7%
Total current liabilities	3,493,867		2,928,771
Long-term notes payable to financial institutions	3,369,300	23.5%	—	—	—
DEFERRED INCOME TAXES	1,531,251	10.6%	740,948	9.5%	106.7%
Total liabilities	8,415,374	58.2%	3,669,719	47.3%	129.3%
STOCKHOLDERS’ EQUITY
Common stock	493,344	3.4%	226,152	2.9%	118.1%
Additional paid-in capital	3,065,321	21.2%	2,321,329	29.9%	32.1%
Retained earnings	2,268,482	15.7%	1,330,273	17.1%	70.5%
Excess in restated stockholders’ equity	323,887	2.2%	323,611	4.2%	0.1%
Cumulative initial effect of deferred income taxes	(147,465)	-1.0%	(147,340)	-1.9%	0.1%
Majority Stockholders’ Equity	6,003,568	41.5%	4,054,025	52.2%	48.1%
Minority interest	35,030	0.2%	40,425	0.5%	-13.3%
TOTAL STOCKHOLDERS’ EQUITY	6,038,598	41.8%	4,094,450	52.7%	47.5%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,453,973	100.0%	7,764,169	100.0%	86.2%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF FIRST QUARTER 2006 WITH FIRST QUARTER 2005
(Figures in thousands of constant March 31, 2006, pesos)

	1Q06		1Q05		Change 06/05

REVENUES
Affordable entry-level revenue	$1,840,698	80.6%	991,404	74.5%	85.7%
Middle-income housing revenue	$409,966	18.0%	323,973	24.3%	26.5%
Other revenues	$31,774	1.4%	16,091	1.2%	97.5%
TOTAL REVENUES	2,282,438	100.0%	1,331,468	100.0%	71.4%
COSTS	1,570,317	68.8%	908,471	68.2%	72.9%
GROSS PROFIT	712,121	31.2%	422,997	31.8%	68.4%
SELLING AND ADMINISTRATIVE EXPENSES	205,419	9.0%	122,151	9.2%	68.2%
OPERATING INCOME	506,701	22.2%	300,845	22.6%	68.4%
OTHER INCOME	5,933	0.3%	(289)	0.0%	—
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	117,414	5.1%	41,429	3.1%	183.4%
Interest income	(18,029)	-0.8%	(11,511)	-0.9%	56.6%
Foreign exchange (gain) loss	51,469	2.3%	(2,488)	-0.2%	—
Monetary position loss	24,130	1.1%	16,071	1.2%	50.2%
	174,984	7.7%	43,500	3.3%	302.3%
INCOME BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	337,650	14.8%	257,056	19.3%	31.4%
INCOME TAX EXPENSE	107,581	4.7%	83,121	6.2%	29.4%
NET INCOME	230,069	10.1%	173,935	13.1%	32.3%
MAJORITY INTEREST	232,758	10.2%	176,109	13.2%
MINORITY INTEREST	(2,689)	-0.1%	(2,174)	-0.2%	—
NET INCOME	232,758	10.2%	176,109	13.2%	32.2%
Earnings per share	0.68		0.55	—	—
EBITDA	515,712	22.6%	303,005	22.8%	70.2%

          Investor Contacts
          investor.relations@homex.com.mx

          Carlos J. Moctezuma
          Head of Investor Relations
          +011-52-66-7759-5838
          cmoctezuma@homex.com.mx

          Allan Jordan
          The Global Consulting Group
          +1-646-284-9452
          ajordan@hfgcg.com

SOURCE  Desarrolladora Homex, S.A. de C.V.
           -0-                                                  04/26/2006
           /CONTACT:  Investors, in Mexico, Carlos J. Moctezuma, Head of Investor Relations, Homex, +011-52-66-7759-5838, or cmoctezuma@homex.com.mx , or investor.relations@homex.com.mx ; or in the U.S., Allan Jordan, of The Global Consulting Group, +1-646-284-9452, or ajordan@hfgcg.com, for Homex/
           /Web site:  http://www.homex.com.mx /

Signature

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Homex Development Corp.

	By:	/s/ Mario Gonzalez

	Name:	Mario Gonzalez
	Title:	Chief Financial Officer
Date: April 26, 2006